

September 27, 2013

<u>Via E-mail</u>
Lynne C. Wilson
Chief Financial Officer and Senior Vice President
Marlin Business Services Corp.
300 Fellowship Road
Mount Laurel, NJ 08054

      Re: **Marlin Business Services Corp.**
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed March 8, 2013
               File No. 000-50448

Dear Ms. Wilson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/Mark Webb

                                   Mark Webb
                                   Legal Branch Chief